Exhibit 99.1

Press release

SHL announces invitation to a Special General Meeting

Tel Aviv / Zurich / New York, August 12, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) ("SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced that an Special General Meeting of the Shareholders (“SGM”) will be held on September 16, 2025 at 1:00 p.m. (Israel Time), at the Company’s registered office, located at 90 Yigal Alon Street, Ashdar Building, Tel Aviv, Israel.

The agenda shall include the following matters:

1.	Repricing of 400,000 outstanding stock options granted to Mr. David Arnon, Chief Executive Officer (CEO).

2.
Grant of 100,000 stock options to the Chairman of the Board of Directors, Dr. Itamar Offer. The aforementioned grant comprises 50,000 options with an exercise price of CHF 2.75 and 50,000 options with an exercise price of CHF 3.75. The options shall vest over a period of 4 years.

The above is more fully set forth in the Notice and Proxy Statement for the SGM available on the Company’s website https://www.shl-telemedicine.com/general-meeting/

The record date of the SGM is August 19, 2025.

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our website at www.shl-telemedicine.com.

For further information please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch